Athersys, Inc.

3201 Carnegie Avenue

Cleveland, Ohio 44115

January 24, 2020

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Attn:	Jeffrey Gabor

Re:	Athersys, Inc.

Registration Statement on Form S-3 (Registration No. 333-235945)

Ladies and Gentlemen:

On behalf of Athersys, Inc. (the “Company”), the undersigned hereby requests, pursuant to Rule 461 of Regulation C promulgated under the Securities Act of 1933, that the effective time of the Registration Statement on Form S-3 (File No. 333-235945) (the “Registration Statement”) of the Company be accelerated to 9:00 a.m. Eastern Time on January 29, 2020, or as soon as practicable thereafter. The Company respectfully requests that you notify Michael J. Solecki of such effectiveness by a telephone call to (216) 586-7103.

Please contact Michael J. Solecki at Jones Day at (216) 586-7103 if you have any questions concerning this matter. Thank you for your continued attention to this matter.

Very truly yours,

ATHERSYS, INC.

By:	/s/ Laura K. Campbell
	Name:	Laura K. Campbell
	Title:	Senior Vice President of Finance

cc: Michael J. Solecki, Esq.